FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                          For the month of March, 2006

                                HSBC Holdings plc

                              42nd Floor, 8 Canada
                         Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)






            HOUSEHOLD INSURANCE GROUP SELLS WESCO INSURANCE COMPANY


Household Insurance Group Holding Company Inc., an indirectly-held, wholly-owned subsidiary of HSBC North America Holdings Inc., has reached agreement with AmTrust Financial Group, Inc. to sell Wesco Insurance Company, a property and casualty company.

The transaction is subject to regulatory approval. The sale price is US$7.5 million, plus Wesco's statutory capital and surplus at closing which will be approximately US$15 million. Closing is expected on or before 1 June 2006.

Notes to editors:
1. Wesco Insurance Company and Household Insurance Group Holding Company Inc. Wesco is a subsidiary of Household Insurance Group Holding Company Inc. It is a property and casualty company providing mainly credit protection products to HSBC customers.

Household Insurance Group Holding Company Inc. is a subsidiary of HSBC Finance Corporation, itself a subsidiary of HSBC North America Holdings Inc. Household Insurance Group offers and administers a broad range of insurance products across North American businesses for domestic and international customers. The business is a mix of manufactured and broker protection products, sold through the various HSBC business channels.

2. HSBC North America Holdings Inc.
HSBC North America Holdings Inc. comprises all of HSBC's US and Canadian businesses, including the former Household International businesses. The company's businesses serve more than 60 million customers in five key areas: personal financial services, consumer finance, commercial banking, private banking and corporate, investment banking and markets. Financial products and services are offered under the HSBC, HFC and Beneficial brands. For more information, visit: www.hsbcusa.com.

3. HSBC Holdings plc
HSBC Holdings plc serves over 125 million customers worldwide through some 9,500 offices in 76 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,502 billion at 31 December 2005, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.






                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  24 March 2006